1 E - Home Household Service Holdings Limited Nasdaq: EJH Investor Presentation April 2021 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Relating to Preliminary Prospectus Dated March 31, 2021 Registration Statement No. 333 - 233468

2 Forward - Looking Statements This presentation contains forward - looking statements that reflect our current expectations and views of future events . You can identify some of these forward - looking statements by words or phrases such as "may," "will," "should," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "approximately," "potential," "continue," or other similar expressions . We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs . These forward - looking statements involve various risks and uncertainties . Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations may later be found to be incorrect . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should thoroughly read this presentation and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect . We qualify all of our forward - looking statements by these cautionary statements . This presentation contains certain data and information that we obtained from various government and private publications . Statistical data in these publications also include projections based on a number of assumptions . Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares . If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . You should not place undue reliance on these forward - looking statements . You should read carefully the factors described in the “Risk Factors” section of the prospectus contained in the Registration Statement initially filed with the Securities and Exchange Commission (the “Commission”) on August 26 , 2019 , as amended (Registration No . 333 - 233468 ) to better understand the risks and uncertainties inherent in our business and any forward - looking statements . We have filed the Post - Effective Amendment No . 6 to the Registration Statement (including a prospectus) (the “POS AM”) with the Commission for the offering to which this presentation relates and such amendment has not become effective yet . Before you invest, you should read the prospectus in the POS AM and other documents we have filed with the Commission for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the Commission’s website at http : // www . sec . gov . The preliminary prospectus, dated March 31 , 2021 , is available on the Commission’s website at https : //www . sec . gov/Archives/edgar/data/ 0001769768 / 000121390021019347 /ea 138674 - posam_ehomehouse . htm Alternatively, we, our underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you contact Joseph Stone Capital, LLC, 42 Broadway, New York, NY 10004 , or by calling 888 - 425 - 7593 . All references to dollar amounts in the offering summary or to use of proceeds are subject to change pending a final prospectus .

3 Offering Summary Issuer E - Home Household Service Holdings Limited Exchange & Ticker Nasdaq Capital Market – EJH Assumed Offering Price $4.50 per Ordinary Share, the midpoint between $4.00 and $5.00 per share Gross Proceeds $25 million, without the exercise of over - allotment option Securities to be Issued 5,555,556 Ordinary Shares, par value $0.0001 per share Over - Allotment Option Up to 666,667 Ordinary Shares Offering Type Initial Public Offering on a Firm Commitment basis Used of Proceeds • Investment in product development • Improvement of technology infrastructure and corporate facilities • Research and development • Marketing expenses and working capital Book - Running Manager Joseph Stone Capital, LLC U.S. Auditor TPS Thayer, LLC This is not a solicitation or offer to buy or sell securities. See offering documents for further risks and disclosures. Past pe rformance is not indicative of future results.

4 About Us • W e are a household service company based in Fuzhou City, China . We provide integrated household services through our website and WeChat platform, “e 家快服 ” across 32 provinces in China . • O ur goal is to provide high - quality services to our customers . • W e have partnerships with more than 2 , 600 individuals and service stores providing these services in China . We currently have more than 2 , 700 cleaners and nannies providing our housekeeping services . • W e had more than 2 , 000 , 000 registered members and received over 835 , 000 orders in the fiscal year ended June 30 , 2020 and about 862 , 000 in the six months ended December 31 , 2020 . See offering documents for further risks and disclosures. Past performance is not indicative of future results.

5 Financial Highlights $ 51.1 M in FY 201 9 $ 46.2 M in FY 2020* $ 44.1 M in First Half of FY 2021 * $ 58.8 M in CY 2020 Total Revenue $ 10.2 M in FY 201 9 $ 5.6 M in FY 2020 * $ 8.9 M in First Half of FY 2021 * $ 7.9 M in CY 2020 Net Income Million See offering documents for further risks and disclosures. Past performance is not indicative of future results. * As a result of the outbreak of COVID - 19, for FY 2020 , our revenue decreased by approximately 9.67% and net income decreased by approximately 44.48% from FY 2019 . However, for the first half of fiscal year 2021, our revenue increased by approximately 40.12%, and our net income grew by approximately 32.96% as compared with the first half of fiscal year 2020. 0 10 20 30 40 50 60 FY2019 FY2020 Six months ended December 31, 2020 Total Revenue Net Income Fiscal year ends on June 30

6 Investment Highlights 01 02 Integrated household service platform featuring comprehensive service categories with strong cross - selling potential and diverse revenue streams 03 High - value service offering resulting in high retention and recurring revenue 04 Solid financial model with track record of consistent performance Unique online - offline model 23% Registered Members from FY19 to FY20 384 Number of employees Multi - channel marketing approach supported by sophisticated customer analytic modeling capabilities See offering documents for further risks and disclosures. Past performance is not indicative of future results.

Our Services



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活动推荐
家庭综合服务套餐

Installation and Maintenance

We respond to service requests from homeowners who require assistance with technical home installation and repair issues. We help customers protect and maintain their homes, typically their most valuable asset, from unplanned breakdowns of essential home systems and appliances, which are typically expensive.

Housekeeping

In January 2018, we began providing housekeeping services, which include housecleaning, nanny and maternity matron. Our current standard charge for housecleaning services is about RMB50 (approximately $7.56) per hour. The minimum order for housecleaning services is four hours.

Senior Care Services

Senior care services primarily targets the senior population over 60 years old. We developed a customizable smart wristwatch with functions such as time, blood pressure measurement, heart rate measurement, pedometer, locator, and calling.

See offering documents for further risks and disclosures.

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8 Business Operation Process ORDER Customers can place an order on WeChat platform or mobile application RIGISTRATION Customers fill in the detailed information including the address to be served, phone number, contact person, appointment service time and service items. ONSITE SERVICE We allocate the order to the corresponding service provider, and the service provider will provide on - site services based on the order information according to our instructions. COMPLETION The customer service center will close the order according to customer’s evaluation and service provider’s response. We aim to provide the best service experience to customers. If a customer complains about the quality of the work, we evaluat e t he complaint and if valid, arrange for additional service or make a full refund including the upfront fee. See offering documents for further risks and disclosures.

9 Marketing We market our brand and services through multiple channels, both online and offline . As of December 31, 20 20 , we had over 2,110,000 registered members, of which 1,570,000 members have used our services. Most of the orders for our services are placed from our registered members; therefore, we believe that the number of registered members is a key metric for our operations. ONLINE Our online marketing is mainly done through WeChat events facing to our registered members. Registered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs. OFFLINE Offline services are mainly promoted by clients from communities, institutions, training agencies and firms through peer - to - peer marketing. REFERRAL We also aim to deliver premium services to garner strong word - of - mouth referrals and enhance our brand recognition. See offering documents for further risks and disclosures.

10 Status of Industry – Home Appliance Service 144.5 156.5 175.0 195.6 216.6 236.5 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% 18.00% 20.00% 0.0 50.0 100.0 150.0 200.0 250.0 2011 2012 2013 2014 2015 2016 Revenue (Trillion RMB) Growth Rate (%) Home appliance services refers to a series of services provided to customers after the purchase of home appliances, including in stallation, commissioning, maintenance, cleaning, on - site service and consulting In 2017, the income from home appliance installation, repair, on - site service and accessory sales in China exceeded RMB260 billion (approximately $37.82 billion); and the income from cleaning, maintenance, extended warranty, integrated package solutions and other emerging services exceeded RMB280 billion (approximately $40.72 billion), based on statistics of China Household Appliances Maintenance Association. See offering documents for further risks and disclosures. Data source: https:// www.chyxx.com /industry/201709/ 566957.html (Trillion RMB)

11 Status of Industry – Housekeeping Service 192.0 230.4 277.6 349.8 440.0 0.00% 5.00% 10.00% 15.00% 20.00% 25.00% 30.00% 0.0 50.0 100.0 150.0 200.0 250.0 300.0 350.0 400.0 450.0 500.0 2013 2014 2015 2016 2017 Revenue (Billion RMB) Year - on - year Growth Rate (% ） Companies in the housekeeping service industry in China provide various in - home services for households, e.g., nursing care of i nfants, new mothers, children, elders and patients, etc., as well as cooking, cleaning and other services for households 30.2% 16.3% 26.2% 27.3% Components of Revenues (2016) Maternal and Child Care Senior Care Hourly Worker Other See offering documents for further risks and disclosures. Data source : https:// www.huaon.com /story/417847 and Zhiyan Consulting, https:// www.chyxx.com /industry/201712/ 591719.html (Billion RMB)

12 It was released on April 20, 1987 It was released on April 20, 1987 Our Training Centers and Stores

13 Geographic Range Ditribution of E - Home Network 新疆 西藏 青海 甘肃 内蒙古 四川 云南 宁 夏 陕西 山西 河北 重庆 贵州 湖南 河南 安徽 湖北 浙江 福建 广西 广东 江西 山东 北京 天津 辽宁 吉林 黑龙江 海南 香港 澳门 上海 江苏 台 湾 See offering documents for further risks and disclosures. Fuzhou City, China (Headquarters)

14 Growth Strategies Pursue selective acquisitions We seek to use acquisitions to cost - effectively grow our customer count and enter high - growth geographies Expand geographic segments and service provider network We intend to expand our presence in regions and cities to broaden the geographical coverage by entering into new geographical markets Further enhance our training system We aim to continuously enhance our training system to ensure that the quality of the services offered meets or is beyond our customers’ needs Grow our customer base We are dedicated to providing services of consistent quality and improving customer experience Develop and expand new service offerings We intend to continue to leverage our existing sales channels and local coverage to deliver additional value - added services to our customers Strengthen brand recognition We will continue to strengthen brand recognition through increased online and offline marketing efforts We believe that we are poised to benefit from our growing market through these growth strategies See offering documents for further risks and disclosures.

15 Corporate Structure See offering documents for further risks and disclosures.

Management Team



Wenshan Xie ***Chief Executive Officer & Chairman of Board of Directors***

Mr. Xie is our founder, has served as a member of our board of directors since our inception, and was appointed as our Chairman and Chief Executive Officer on May 23, 2019. He has served as Chief Executive Officer of our variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. since 2014. Mr. Xie is a pioneer in China's home appliance service industry and has devoted himself to this industry for 15 years. He received his Executive Master of Business Administration degree from the School of Continuing Education at Tsinghua University in 2010.



Chunshen Zhu ***Chief Financial Officer & Director***

Mr. Zhu has served as our Chief Financial Officer since November 23, 2020 and our director since November 30, 2020. Mr. Zhu has served as financial manager of E-Home Pingtan since July 2020. Before joining us, he was the finance director of Fujian Haixing Entertainment Company from January 1992 to June 1999 and financial manager at Fuzhou Mawei Shipping Co., Ltd. from February 2002 to September 2009. From July 2010 to March 2020, Mr. Zhu was the chief financial officer of Fujian Entrepreneurship Cooperation Electric Co., Ltd., a Chinese company with shares quoted on the National Equities Exchange and Quotations. Mr. Zhu graduated from Fujian Jimei Institute of Finance and Economics, where he majored in Industrial Accounting.



Chenan Yang ***Chief Marketing Officer & Director***

Mr. Yang has served as our Chief Marketing Officer and as a member of our board of directors since May 23, 2019 and he has served as marketing manager of our variable interest entity, Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. since 2014. Mr. Yang is a marketing professional with 18 years of experience. Prior to joining us, he served as South China sales director at Guangzhou Wanbao Group Co., Ltd, a home appliance company in China, from 2011 to 2014.



Yang Chen ***Chief Technology Officer***

Mr. Chen has served as our Chief Technology Officer since May 23, 2019 and he has served as IT manager of E-Home Pingtan since 2015. He has four years' experience in website development. Mr. Chen worked in the new media product operation department in Fuzhou Yeats Optoelectronic Technology Co, Ltd., an LED product sales company in Fujian, from 2014 to 2015. Mr. Chen received his bachelor's degree in mechanical design from Fuzhou University Zhicheng College in 2014.

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17 Mr. Wang has acted as a senior manager at China Taiping Insurance Group Ltd, one of the largest insurance companies in China since 2009. From October 2016 to December 2018, he was a director of Yanguangwo (Beijing) Culture Development Co., Ltd. Mr. Wang holds a bachelor’s degree in financial management from Zhongnan University of Economics and Law. Jianhua Wang Independent Director Nominee Since 2009, Ms. Ye has been the Chief Financial Officer of Easen International, Inc. From 1999 to present, Ms. Ye has acted as a freelance international consultant and participated in many projects financed by various international organizations, such as the World Bank. Ms. Ye holds a Master’s degree in financial engineering from Shanghai Jiao Tong University and a Master of law in economics from Wuhan University. Yijing Ye Independent Director Nominee (Chair of Audit Committee) Mr. Vakil has been President of SkyFi Capital Partners Inc. since 2017. From 2012 to 2017, he was an advisor of IT and funding at Prestige Investment Associates Inc. Mr. Vakil received an MBA in international business and finance from the University of San Diego and a bachelor’s degree in computer science and economics from the National University of Singapore. Ratansha Vakil Independent Director Nominee (Chair of Compensation Committee) * The nominees have accepted appointments as our independent directors, effective immediately prior to the listing of our ord ina ry shares on the Nasdaq Capital Market. Independent Director Nominees Mr. Willis is the President and CEO of ParQuest Consulting since October 2014. Prior to the current position, Mr. Willis had held several executive positions with Morgan Stanley from 2009 to 2015, including Branch Manager and Director of Investment Products Distribution. From 2011 to 2015, he served as the Branch Manager and a Managing Director for Morgan Stanley Wealth Management in Mt. Kisco , New York. Mark W. Willis Independent Director Nominee (Chair of Nominating and Corporate Governance Committee)

Contact

E-Home Household Service Holdings Limited

Wenshan Xie

Chairman & CEO

Email: xiews@ej111.com

Address: Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Fuzhou City
Fujian, PRC

Joseph Stone Capital, LLC

Cathy Cao

Head of Investment Banking

Email: ccao@josephstonecapital.com

Address: 42 Broadway, New York
NY 10004, USA